

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2025

Georges Karam
Chief Executive Officer
SEQUANS COMMUNICATIONS
Forest, 15-55 boulevard Charles de Gaulle
92700 Colombes, France

> **Re: SEQUANS COMMUNICATIONS**
> **Registration Statement on Form F-3**
> **Filed July 16, 2025**
> **File No. 333-288709**

Dear Georges Karam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing